 Exhibit 99.3

Common TV Call

COMMON TV CALL

Q2 FY 2018 RESULTS

October 24, 2017

CORPORATE PARTICIPANTs

Pravin Rao

Interim Chief Executive Officer & Managing Director

M.D. Ranganath

Chief Financial Officer

Mohit Joshi

President & Head – Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences & Head – Infosys Brazil and Infosys Mexico

Ravi Kumar S.

President & Deputy COO

Rajesh Krishnamurthy

President & Head – Energy, Utilities, Telecommunications and Services; Head – Infosys Consulting, Head of Europe

PRESS

Kritika Saxena

CNBC TV18

Chandra

ET NOW

Sajeet

BloombergQuint

Rahul Dayama

ET NOW

Pravin Rao

Good Evening.

I am very pleased with our performance this quarter. As you are aware in Q2, we saw significant changes in our management and Board. Despite that we reacted very fast, proactively reached out to all the stakeholders and assured them on continuity and stability. We are very encouraged with the feedback we have received from all the stakeholders including our clients and employees.

With this backdrop, our performance this quarter has been very good. Our revenues grew 2.9% on reported basis and 2.2% on constant currency basis. Our margin was steady at 24.2%. Revenue per employee increased to $52,700, seventh consecutive quarter of increase. Our utilization improved to an all-time high of 84.7%. Utilization including trainees also increased to 81.8% which once again is an all-time high. Our volumes grew by 1.6%. Since last quarter we started reporting revenues from new services. Very pleased to say the revenue from new services grew significantly ahead of company growth; it grew on QoQ basis by over 14%. Today revenue from new services constitutes about 9.4% as compared to 8.3% in the previous quarter. Together with software, today 11% of our revenue comes from new areas and more than 50% of our incremental revenue this quarter comes from new services and software. We also see continued adoption of our software platforms like Nia where we have had over 200 implementations across 100 clients in the last few quarters. Net-net, we see good progress.

We have also seen good progress on large deal wins; we won five large deal with a total TCV of $731 mn with net new of $495 mn which again is one of the highest in the last few quarters.

While the team has been focusing relentlessly on execution, the management team along with the Board of Directors also undertook a comprehensive review of our strategy. We looked at all the strategic elements, we looked at what is working, what is not working, we prioritized the areas where we need to invest, and we came up with accelerated plans. One of the outcomes of this exercise was our reinforcement that our current strategy continues to be relevant and we just need to accelerate the execution. Our strategic differentiation will continue to be driven by Design, Consulting and Technology Services enabled by Software.

Coming to the guidance, given our performance in H1 and the typical softness we see in H2, we have revised our revenue guidance to 5.5% - 6.5% in constant currency. Net-net, it has been a very good quarter all around and we continue to be very optimistic and confident about the future.

Thank you. I will now pass on to Ranga to say a few words.

M.D. Ranganath

Thanks a lot, Pravin. Q2 has been a quarter of stability and quarter of overall performance. If you look at the customer relationships, they have been stable as evidenced by the increase in the large deal wins that Pravin mentioned. Our large deal win trajectory continue to improve during the quarter, crossing $700 mn. At the same time our relentless focus on operational efficiency for the last several quarters continued into this quarter. I think you all know about the highest utilization, I need not repeat it. The onsite mix came down again this quarter by 0.7% which also helped us. Likewise, the employee cost as a percentage of revenue, subcon as a percentage of revenue and as well as the onsite employee cost as a percentage of revenue; several operating parameters improved during the quarter. All this led to stability in operating margins. We are at 24.2%. You would recall that our annual guidance for operating margins is 23-25%. If you look at the first half of the year, we are at 24.1%, essentially at the mid-point at this stage. Coupled with that, we had a very healthy net margin improvement during the quarter which was 21.2% for this quarter as compared to 20.8% last quarter.

More than anything else if you look at the H1, we had very robust cash generations; our free cash flow increased by 19% YoY on half year to half year basis. We ended up over 41,000 crores of cash, highest ever on our balance sheet which is $6.3 bn in dollar terms.

This was also the quarter where we took several steps towards execution of a capital allocation policy. As you know, the Board approved the buyback in August. Subsequently it went to the shareholders for their approval, and they also approved the buyback. Now, we made the public announcement on October 10th and now we have filed the draft Letter of Offer with the regulators.

More than anything else on the employee front, all the operational efficiency improvements which gave the benefit, we funneled that towards compensation increases to employees. As you know, we had first phase of compensation increases to employees in effective July, now we have rolled out to more employees. Also we had variable pay increase during this particular quarter. I think overall on multiple fronts this quarter has been stable and also the performance has been very satisfying. Thank you.

Kritika Saxena

Hi, Gentlemen! Kritika Saxena from CNBC-TV18. To simplify this, we will ask the first round of questions to Pravin and Ranga and in the second round we can ask Mohit, Rajesh and Ravi as well. So, Pravin, my first question to you, as you said, the second half of the year is a seasonally weak quarter which is why you have reduced the guidance. Can you take us through what the headwinds are – BFSI, Retail were expected to be slower than expected, we have not seen a turnaround in North America in the Banking, Financial Services, by when can that improve? If you can give some clarity on the new strategy of the company because from what I see you are reasserting the digital strategy. How will this really be different – are you going to go aggressive on acquisitions? Can you give us some more details there? For Ranga, you have reiterated the margin guidance. Can you give us the exact breakup of the impact this time around because you have already absorbed the entire wage hike, there has been the absence of visa cost as well?

Pravin Rao

From a sector perspective, barring Retail, we have seen good performance across the board in Q2. So, heading into Q3, obviously, the two primary headwinds are lower number of working days and furlough impact and it is very difficult to predict where it will land particularly from a furlough impact perspective. So that is the typical seasonal softness we expect in Q3 and this impacts all the verticals. Apart from that, we do see some account-specific softness, because this is the end of the year and there are some budget issues and so on. But barring that we do not see anything unusual. Overall confidence from a client perspective remains strong. So we expect some of the spend to start picking up from Q4 onwards. So that is why we remain very confident about the future, but given this typical softness we see and our own relatively weak performance in Q4 historically, we have taken this view on the guidance.

From a strategy perspective, I think the strategy that we embarked on ourselves about three years back continues to be relevant. This is about our services enabled by software. When we look at what is happening in the market, on one hand, we are seeing commoditization of the traditional services, at the same time we are seeing lot of repurpose of spend in newer areas. This includes Digital, Analytics, Virtual Reality, Augmented Reality, Internet of Things, Cyber Security and so on. So there is tremendous potential in this space. When we looked at our strategy, what we have been doing in the last two to three years, we found that we have got the foundational elements in place but we saw some opportunities where we can sharpen the execution. For instance, when we looked at the software part of our business, we felt that we need to look at each software in its entirety and have a different strategy on its own. Because what works for Finacle, what we need to do to turnaround Finacle is different from what we need to do from Nia perspective and so on. Similarly, on the services side, we have seen very-very encouraging results on the new services side. So it only boils down to execution. We feel confident that if we are able to focus on execution, have razor focus, have good governance in place, we believe that we can see accelerating of our growth in the Q4 and beyond. But broad level, the strategy remains the same, our investment in ecosystems remain, we will continue to look for inorganic opportunities, we will continue to aggressively reskill our people, we will continue to focus on large deals. So, all those things are there. We have to do many things to get the basics right. But I think there is an opportunity and potential for us to improve our execution and have much more focus and that is what was our learning from the strategy.

M.D. Ranganath

On the operating margins, in the beginning of the year, we said it will be in the band of 23% to 25%. We continue to reiterate that. If you look at first quarter, it was 24.1%, second quarter 24.2% and the half year 24.1%. We are comfortable in this range. I think if you look at this quarter, the improvement in operating margin was primarily driven by very healthy operational efficiency parameters. Thanks to Ravi’s organization which led in highest ever utilization, onsite mix, subcon, per capita revenue, whichever dimension you look, all have really improved this quarter. If I were to break it up, utilization gave about 30 basis points improvement, onsite mix gave about 20 basis points improvement, pricing gave another 30 bps. So all put together was 80 basis points. As a philosophy, any improvement because of operational efficiency, we would like to direct back to our employees. So the compensation and higher variable pay accounted for 80 bps of impact. So essentially benefits of operational efficiencies was cancelled out by higher employee payouts. Then additional 10 came from other cost optimization measures, etc. So overall net increase in 10 basis points. We are comfortable in this range of 23% to 25%. So that is why we have reiterated 23% to 25%.

Chandra

Thanks. Chandra here from ET NOW. Pravin, just want to start by asking, you and Ranga I think had a call with analysts during the quarter where you said that initially while people were wary about Vishal Sikka’s exit, it has not really impacted business per se. Despite that the guidance cut is sharper than what people were expecting, discounting weakness in Q3, Q4, I was also looking at the segment wise contribution, it has not sharply decelerated be it geographies or verticals. So, what is the reason behind this? Secondly, as far as the strategy refresh is concerned, can you tell me what happens to specific initiatives like say Zero Bench that Ravi was championing or the Design Thinking training or even the 2020 milestones that you were working with before, what happens to that? Ranga, one question that really came in this quarter, I think was also currency movements, pound appreciated big time. You have said efficiencies for the last five quarters, but how many more levers do you really have at your disposal to keep the margins going up even as growth does not support you?

Pravin Rao

Say on the guidance perspective, we have purely looked at our H1 performance and what is the visibility we have in H2. We also kept in mind the typical softness we have seen in quarter 3 and quarter 4. You have to recognize that while our performance has been moderate this quarter, but when compared with couple of peers who have announced the results, we are ahead from a growth perspective. But if you look at it historically, quarter 2 would have typically been significantly higher, but in this year we are seeing lot more slowness from a quarter 2 perspective as compared with the historical trends. So given what we have seen in H1 and given our visibility in H2, we feel comfortable with 5.5% to 6.5%, so that is really the basis. From a strategy refresh perspective, when we look at Zero Distance or Zero Bench, we will continue those initiatives. They have become integral to who we are. Every quarter we do have multiple sessions where we cover more than 15,000-20,000 people over webcast, we get different ideas. We have seen very encouraging feedback from our clients as well. Our focus now is on how to effectively monetize some of the ideas. We started that couple of quarters back and we want to accelerate that. Likewise, Zero Bench is a fantastic opportunity for us to reskill and retain people, very effective use of people while they are benched. So we will continue to do that. They have now become integral to who we are and the way we operate. Similarly, Design Thinking is also integral to how we approach the market. Many of our consulting on design-led thing starts with Design Thinking. That is once again one of the levers that we have for our sales force to use in terms of adding more value to clients and so on. So many of the initiatives that we have done, we do not see any reason to jettison anything. Most of the initiatives are relevant and continue to be relevant and are now integral to what we do from an operations perspective. It is just that we feel that we have to now sharpen our focus because the potential is huge. If you are able to sharpen the focus and have much more stronger governance, benefits that we can realize can be accelerated.

Chandra

In terms of the 2020 milestones anything new that, new number?

Pravin Rao

No, we have not got to that stage where we are looking at any numbers. We mentioned it earlier as well that 2020 is no longer an aspiration.

M.D. Ranganath

Chandra coming to your questions on the margins, you are right. I think last 8-9 quarters we have been optimizing the levers and we have seen the results of those optimization. I think management has relentlessly worked on those levers. Earlier the improvement in utilization itself was evident. Now as you see this quarter, another change happened was on the onsite mix. It came down, it moderated this quarter that helped us. I think we need to likewise the onsite role ratios, onsite cost optimization etc. are also the areas of focus. Finally all this also has to translate into cash flow generation. If you look at the free cash flow for the half year-over-half year has a robust growth of 19% and that is why we also increased the interim dividend from Rs. 11 to Rs. 13. So that is another outcome. Most importantly, I think while we focus on the operating margin in the range of 23% to 25%, we have not diluted any of our investments whether it is in the new areas, whether it is towards employees, whether it is towards R&D that new services that Pravin talked about, whether it is variable pay, all the future investments that are required to future proof us, we have not diluted. While maintaining that and focusing on these efficiencies, we have been able to hold on the margins. This quarter too all the savings that we got from the three factors that I talked about 30 basis points on utilizations, 30 basis points on pricing and 20 bps on the onsite mix, total 80 basis points, everything was ploughed back to employees on compensation increases and variable pay. I think we are comfortable with this range of 23% to 25%. We will continue to relentlessly focus, but as you said, revenue trajectory is one of the elements which will always has an effect on the operating margins. So we are comfortable with this band.

Chandra

What is your cushion for the ideal onsite ratio? Is there still some headroom for this?

M.D. Ranganath

Onsite mix is really a combination of the services. For example Consulting typically has a tendency to have a higher onsite mix as compared to say Testing and similarly new services have a different mix. But I think it is not about having force-fitting a goal. We are looking at service line by service line without diluting growth, without diluting our opportunities. We are looking at moderating that. It had touched 30.1% last quarter. If you look at recent quarters about 3-4 years ago, we were comfortable with around 27, but we need to look at the revenue mix. So we are focusing on it and also on the role mix and the onsite optimization.

Sajeet

Good evening gentlemen, Sajeet here from BloombergQuint. Mr. Rao, I just wanted to get an idea of this guidance which you have spoken about, 5.5% to 6.5%. In a quarter where you did a TCV of $731 mn which is much higher than what street was expecting. They were expecting around $600-$650 mn. You go ahead, you reduced your guidance by 200 basis points on the top-end and 100 basis points on the lower-end. Where is this pressure coming from on the company? Are there any companies who have gone on a slow path with respect to work or any sector which is putting additional pressure because of which visibility is much lower there and the second one is the GST network you have been working on it. Have you started recognizing revenues from there? That is one question. For Ranga, you had this favorable currency tailwind which was there in the quarter against Euro, GBP and Australian Dollar and that helped you a bit in this quarter. How much of that comfort is there going forward in Q3 as you look at it and what is the kind of hedges that you have. And even though you have given a guidance of 23% to 25%, is maintaining 24%+ achievable in the next two quarters?

Pravin Rao

On the guidance front, once again I reiterate it is purely based on the visibility we have and also taking into account the historical softness we see this quarter. Typically, we have furlough impact and we have the less working day impact in quarter 3 and for us at least historically, quarter 4 has been relatively weaker. It is on that basis looking at the pipeline, we have arrived at the guidance. Barring retail, we have seen decent performance across the board and we expect that to continue. Overall the mood is optimistic. It is just that there may be some delay in the spend picking up and we remain very confident about the future. On the GSTN, now it is like any other project. Last few quarters only, we started recognizing GSTN revenue. Based on the revenue recognition principle every quarter we look at it. So there is nothing unusual about the GSTN project.

M.D. Ranganath

Also coming back to your point on the currency, our hedging policy has been very effective us navigating through a very volatile currency markets. For example during Brexit, the US election and that has held us in good stead. We continue to have close to $1.5 bn of hedges on a rolling two quarter basis. We take a combination of Balance Sheet hedges as well as Revenue hedges. I think this quarter also I think our effective hedging policy was helpful. More than anything else, this quarter's margin performance has been driven by the operational efficiency which have been kind of tracking and providing trajectory over the last 8 quarters. Operating margin is always an outcome of revenue growth trajectory as well as the operational efficiency trajectory. We gave a 23% to 25% when we gave in the beginning of the year, we also said we had to make certain US talent investments. So we took into account all those factors when we provided the guidance. Yes, in the first half we have done 24.1%. I think at the same time, we are comfortable with the range that we have provided. While we will continue to focus on the efficiency, at the same time we will continue to invest back in the business. We are comfortable with the range we have provided.

Participant

Quick question to Mohit as far as Banking and Financial Services in North America is concerned. Mohit, there has been a lot of concern and couple of your peers have also indicated that BFS has seen contraction. It is not likely to see or at least many companies have said that there is no clarity expected before Q4. By when are you expecting a turnaround? Is Q4 a realistic target? A quick question to Rajesh as far as the Energy vertical is concerned, there are some areas where you are seeing a turnaround in Energy and Utilities. But how sustainable is that recovery based on the conversations you had so far. Ravi, if I could understand a bit more on pricing. Last time, I remember Ranga was pointing out that pricing last time has seen an increase. So how has the pricing trajectory played out? Is there any change as far as your pricing strategy is concerned?

Mohit Joshi

So let me start. From a Financial Services perspective, I think we had a very good quarter. If you look at our growth numbers, we grew at on a constant currency basis by 3% if you exclude Finacle. If you include Finacle, the growth is slightly lower. Within Financial Services, our insurance practice has done exceptionally well. As we review our business, I think across all the parameters whether it is organic growth, if you look at new client acquisitions, we added 13 new logos this quarter. If you look at progress or traction in our Automation and AI suite, we have done very well there. The one thing that we are very proud of this quarter is that of the 13 new accounts we opened, one of them is in the capital market space where we opened the account through a $50 mn+ deal. So the performance has been good for this quarter and for the previous few quarters. I think the work that we are doing with our clients is very interesting, working along with Ravi and with Rajesh in the AI and Machine Learning Space, for instance we are doing cutting edge work in everything from having clients use Chatbots, to looking at setting credit card limit, to working on fraud use cases. The work in Financial Services also is pivoting more to our new services where there is spend. Clients are spending money there. That is one point. The second point is a lot of the work that we are doing with our clients now is learning-led. It is not just that Infosys and our peer group needs to refactor or to retrain our talent. It is also our clients. Our clients are also looking for an overall capability uplift of their own teams and that is work where we are getting very deeply engaged. For one of our clients, we actually trained 6000 of their employees across the world in DevOps. For a second client in the US, we trained 500 of their employees on Hadoop and Big Data Techniques. So my sense is that obviously, there is as Pravin reference to the fact that even in Financial Services, Q3 and Q4 are seasonally weak quarters and you will have end of the year cost squeezes in some clients, we see furloughs in Financial Services as well. So I cannot give you an exact commentary distinct from the rest of the company. Yes, Q3 and Q4 we will see some softness. But overall as is evidenced by our performance in this quarter also, for the entire Financial Services sector, Banking and Capital Markets and Insurance, I think our franchise is very strong and again this quarter we have delivered ahead of our peers.

Participant

So we are best in in North America….

Mohit Joshi

The Financial Services growth this year is not limited to growth in one geography. We have done very well in Europe and we have done very well in Australia. But we have also done well across the board. I do not think there is any specific North America weakness.

Rajesh Krishnamurthy

From an Energy Utilities perspective, we have had a very strong quarter___________

(audio muted)

Ravi Kumar S.

On pricing, what I will do is I will give a qualitative cut on it and will ask Ranga to support it quantitatively. Pricing is a maze, it is a complex confluence of a bunch of factors depending on the service lines, depending on the geography and depending on the industry you are working in. As you have seen, our new services has significantly outgrown the traditional business and that is a leading indicator of where pricing would be because new services are actually priced much higher than the traditional services. So the more we can outpace it, the better is the pricing. The second important part is how much we can outpace pricing vis-a-vis automation of traditional services. If we can actually outpace automation in a big way what that essentially means is you can actually share the benefits with the client, and therefore, increase pricing.

On the traditional piece, we are focused on automation so that we could get an uptick on pricing and on new services we are trying to see whether we could continue to increase the pace at which we can adapt new services. Till date, digital has been done in a very small way across the world. The impact is deep, but the embrace is much smaller. The next few years digital is going to really be scaling and scaling digital will be the next big thing in the next three years. As long as we stay ahead of the journey, pricing would be to the benefit of providers like Infosys.

M.D. Ranganath

Thanks Ravi. On the pricing, I would provide two takes. One, if you look at the sequential pricing it has improved by 1.3% in reported terms, but a better comparison would be the H1 over H1 which is pretty much stable. If you look at last couple of quarters we used to see in constant currency terms year-on-year about 1% to 1.5% decline, but it has been stable this year. Second part, if you look at one of the most key aspects of this half year, while the revenue grew by 5.7%, the headcount reduced by 0.7%. That is a key thing because if you look at this half year, we added close to 8000 less employees on a net basis. That also improved our per capita revenue to over $52,000 per employee. I think the productivity improvements have also been very healthy this quarter.

Rahul Dayama

Hi, everyone, this is Rahul Dayama from ET NOW. Ravi and Rajesh, both of you one each quick question. Ravi, in terms of the revenues from the North American market there has been a steady decline over the last four quarters, while you have elaborated, a bit more specifics because your peers are indicating some vertical specific issues as well, but apart from them are you seeing some client specifications as well? Rajesh, in terms of Europe we have seen some sort of rebound, what is really adding to this in terms of, is BFSI really driving that because your peers have also indicated that is really where the growth is coming from, thank you?

M.D. Ranganath

Just to step in on that America part, it used to be 65% and one part of is also that we have been very proactively looking at broadening that. If you look at some of our competitors, America constitutes only 50%, ours has been 65%. Second, there was also currency thing, we also need to look at on a constant currency basis. These are the two quick takes on that.

Ravi Kumar S.

Anyway, in addition to that our North America business is not degrowing, it is actually growing. The rest of the business, in Europe is outgrowing the North America business. That is the way to look at it. We have had quite a good traction in Europe and Rest of the World.

Rajesh Krishnamurthy

I think Europe has grown, we had a strong quarter for Europe, it grew 4.5% in constant currency basis. The good news is that while of course BFSI has done well, we have had other sectors which are doing extremely well as well. Energy has done really well, Utilities has done well, telecom has done well, Transportation and Logistics has done well. The momentum that we have is a good one and it will actually continue in the quarters to come. There are lot of talks about Brexit and issues in Germany and slowdown in France and so on, but the reality is that the spending has not dramatically changed. I do believe that when there will be more clarity on the mechanics of Brexit, we might actually see even more significant spend especially from the BFSI segment as they work towards how do they setup and separate their systems and so on. Some companies have already started thinking about it, but I think there is a big opportunity for us.

Rahul Dayama

Two quick questions on client budgets and spends. Are you seeing some of the clients using in-house and captive centers for spend and not traditionally going out and looking out for IT vendors? Second one, on Retail, you spoke about some slowdown in Retail, can you elaborate when do we see the pain going off?

Ravi Kumar S.

The captive is one. Technology is playing such an important role in transforming businesses. The global 2000 are paranoid about digital transformation agenda, they are paranoid about newer players coming and disrupting their operating model. So technology is getting revisited in many ways whether it is core or non-core by large corporations. As they do so, they will revisit what part of their skills and talent should be in-sourced and should be outsourced. That as a process continues to evolve. Infosys is strategically partnering with them to help develop that agenda, help develop the talent strategy and therefore, be a part of that process rather than actually being defensive about it. I think that is helping us. Our ability to actually evolve that model and work with the clients to create an in-sourced and an outsourced mix and help them in the in-sourced mix. In fact, Mohit spoke about how we are training the organization of some of our clients, but it also helps us to be strategically partnering with them in that process. So certainly that will be revisited, most clients will revisit it, but we have a role to play to influence and evolve the process as they go through that journey.

Mohit Joshi

We have co-existed with captives for many years, that is not a new thing. Many of our clients have had captives well before we had a business with them.

Rahul Dayama

My point was from spends perspective.

Mohit Joshi

From a captive perspective, in one sense it is also a recognition of the fact that clients are moving mission-critical work to India, they are moving a lot of innovation-related work to India and their tech spend overall is going up. I feel we have the opportunity to capture a larger piece of the pie. So I do not feel is an existential risk to us. As Ravi mentioned, we are working with them to make sure that, we can help them set up the captive to help them train their people and to co-exist and co-innovate with them.

Ravi Kumar S.

Lend of a part of our value chain, they are very keen to take a part of our value chain and help them in that process. If the overall spend goes up, we still have a chance to be strategically partnering actually creating a win-win value proposition for us.